Valeo

RECEIVED
2006 MAR -7 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

06011387

Paris, February 13, 2006

File n° 82 – 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed our latest release dated February 9, 2006 concerning Full Year 2005 Results.

Yours faithfully,

p/

Rémy Dumoulin
Investor Relations Director

Encl. 1

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

Communiqué de presse
Press release

06.03

2005 Results: Resilience in a difficult automotive environment

Paris, France, February 9, 2006 - Following a meeting of the Board of Directors, Valeo announced its audited results for 2005.

(in € million)	2005	2004	% change
Total operating revenues	10,033	9,293	+ 8.0%
Gross margin[1]	1,587	1,598	-0.7%
% of sales	16.0%	*17.3%*	*-1.3 pt*
Operating income	307	333	-7.8%
% of sales	3.1%	*3.6%*	*-0.5 pt*
Net income	141	241*	-41.5%
% of total revenues	1.4%	*2.6%*	*-1.2 pt*
Free cash flow[2]	240	292*	-17.8%

** Including a one-off tax reimbursement of €83 million*

In line with its objectives, Valeo improved its market share during the past year. Margins resisted well in the face of very difficult conditions throughout the year – pressure on selling prices, weak automotive growth and inflation of the cost of raw materials – thanks to strict cost management. Controlled investment and lower working capital requirements contributed to a reduction of debt in the second half. Acquisitions made in 2005 boosted the Powertrain Efficiency and Comfort Enhancement Domains as well as the Group's structural growth potential.

Valeo

Annual results

Total operating revenues totaled €10,033 million, up by 8.0% versus 2004. Acquisitions (mainly Johnson Controls Engine Electronics and the remaining stake of Zexel Valeo Climate Control) made a positive contribution of 7.0%, and positive exchange rate variations boosted sales in euros by 1.7%. At constant reporting entity and exchange rates, adjusted for the decrease in selling prices, total operating revenues were up by 3.8% compared with a slight decrease in the reference automotive production[3].

The gross margin was down by 0.7% to €1,587 million, or 16.0% of sales, 1.3 points lower than 2004. Half of this drop is attributable to the increase in the cost of raw materials. The rest is related to weak volumes, selling price pressure, the consolidation of acquisitions and the underperformance of Wiper Systems. These factors were partially offset by productivity gains.

The proportion of net Research and Development expenses[4] and Selling and Administrative expenses in the total operating revenues was down by 0.4 points, softening the impact of the decline in gross margin on profitability. Operating income was down by 7.8% to €307 million (3.1% of total operating revenues) versus €333 million (3.6%) in 2004.

The cost of net debt rose from €33 million in 2004 to €54 million, due to the acquisitions and share buyback programs carried out during the year.

Income tax increased by €43 million to €60 million (tax rate: 29.9%). The 2004 tax included a one-off tax reimbursement of €83 million.

Net income amounted to €141 million versus €241 million in 2004.

Cash flow and debt

Cash flow from operating activities was €820 million, very close to the €829 million recorded in 2004.

Investments in tangible assets were controlled at €441 million (or 4.4% of total operating revenues) versus €413 million (4.4%) in 2004.

Free cash flow amounted to €240 million, up by 14.8% versus free cash flow in 2004 adjusted for the tax reimbursement of €83 million.

The increase in Valeo's net debt in the first half of the year (up from €497 million[5] to €1,263 million) was related to acquisitions and payments to shareholders. The generation of free cash flow contributed to reducing debt by €180 million in the second half of the year. The debt-to-equity ratio was 62% at December 31, 2005 versus 73%[6] at June 30, 2005 and 27% at the beginning of the year.

Valeo

Highlights

Without overstretching its financial resources, Valeo conducted targeted strategic operations designed to boost the technological offering of its Domains and enhance its internal growth potential.

The acquisition of Johnson Controls Engine Electronics has considerably reinforced the potential of the Powertrain Efficiency Domain, with the integration of leading-edge electronics technology. The acquisition of the remaining shares of Bosch's climate control operations in Asia, the establishment of a presence in compressors in China, and the acquisition of 50% of the Korean radiator manufacturer Threestar have all improved the growth potential of the Group's thermal systems operations in the promising Asian markets, while boosting its expertise in air-conditioning compressors. The creation of a twelfth Chinese joint venture, for the manufacture of ultrasonic park assist systems, aims to extend the Group's leadership in detection systems to this continent and to enhance its product offering.

Valeo has also continued to rationalize its industrial footprint in order to ensure the structural improvement of its competitiveness. Following measures taken in 2005, 51% of the production workforce was based in competitive-cost countries, versus 48% at end 2004 and 38% in 2001.

The Group has also optimized its financial structure. In June, Valeo canceled 7.5% of its share capital through a share buyback operation and a simplified tender offer. The purpose of these operations was to improve yield for shareholders and reduce the cost of the Group's financing resources, without undermining its financial capacity. At the same time, the Group issued an eight-year bond of €600 million under favorable financial conditions.

Dividend

Taking into account the level of results and shareholder payments during the year, the Board of Directors will propose to the Annual General Meeting of Shareholders to maintain a dividend of €1.10 per share.

Outlook

The Group is expecting a slight drop in the reference automotive production levels in 2006 and continuing instability in the raw material markets. Within this context, its objective is to achieve sales growth higher than that of its reference markets and improve return on invested capital by continuing to optimize its purchasing and industrial organization, raising quality standards and optimizing asset management.

Valeo

Valeo is an independent industrial group dedicated to the design, production and sale of components, integrated systems and modules for cars and trucks. It is one of the world's leading automotive suppliers. The Group has 134 production sites, 65 R&D centers, 9 distribution platforms and employs 70,400 people in 26 countries.

For all additional information, please contact:
Bruno-Roland Bernard, Group Communications Director, Tel: +33 1.40.55.37.86
Rémy Dumoulin, Investor Relations Director, Tel: +33 1.40.55.29.30

Footnotes and definitions

1) Net sales less cost of sales
2) Non-GAAP item: cash flow less taxes less variation of working capital requirements less financial expenses plus subsidies less gross investments in tangibles and intangibles
3) Evolution of light vehicle production in Europe, North America, South America and Asia as estimated by JD Power and weighted by the share of each of these regions in the Group's consolidated sales
4) Research and Development expenses less other operating revenues (essentially the sale of prototypes and contributions to development expenses)
5) At January 1
6) Ratio calculated on shareholders' equity before accounting for actuarial losses in the second half.

Simplified fourth quarter financial statement

(in € million)	2005*	2004*	Variation
Total operating revenues	2,557	2,306	+ 10.9%
Gross margin	392	391	+0.3%
% of sales	15.5%	*17.1%*	*-1.6 pt*
Operating income	77	37	+108.1%
% of sales	3.0%	*1.6%*	*+1.4 pt*
Net income	38	20*	+90.0%
% of total revenues	1.5%	*0.9%*	*+0.6 pt*

* *non audited*